Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of March 31, 2013. It is intended to be read in conjunction with the Company’s unaudited consolidated financial statements (the “Financial Statements”) for the three month period ended March 31, 2013, and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A, dated May 14, 2013, contains forward-looking information and forward looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A, and provides officers’ disclosure certifications filed with securities commissions on SEDAR.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The Company was formed in 1987 under the laws of British Columbia, Canada. Following a continuation under the laws of Alberta, Canada and a number of name changes, the Company became Rio Alto in July 2009. The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”) together the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012, Phase I began commercial production.

Rio Alto has five wholly-owned subsidiaries – La Arena, Rio Alto S.A.C. and Empresa de Energia Yamobamba S.A.C., each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM”, and the Frankfurt Stock Exchange under the symbol “MS2”.

The Company has included non-IFRS performance measures – cash production cost and total cost per gold ounce sold – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company reports cash production cost and total production cost per ounce on a sales basis. In the gold mining industry these are common performance measures, but they do not have standardized meanings. Refer to Operating Activities for a description of how cash production cost and total cost are determined. Management considers total production cost per ounce sold to be the most relevant performance measure because it reflects potential cash flow available for re-investment or distribution. Since many gold mining companies report cash production costs, the Company will continue to provide this information to facilitate comparison.

Highlights for the three months ended March 31, 2013

Rio Alto had announced that due to mine scheduling gold production for Q1 2013 would be at a reduced level relative to Q1 2012; consequently, net income and cash flow from operations reflect this lower production level.

For 2013 the Company anticipates gold production of 190,000 to 210,000 ounces. Production of 36,355 ounces of gold in Q1 2013 was 7 per cent more than planned. The mine plan calls for production of approximately 43,600 ounces in Q2, 63,800 ounces in Q3 and 58,800 ounces in Q4. Total production cost – including selling, general and administrative costs, exploration, sustaining capital and taxes – are forecast to fall within a range of $1,200 to $1,300 per ounce for the year. 2013’s cash production costs are forecast to be in the range of $675 to $725 per ounce of gold sold.

  Net income amounted to $8.1 million ($0.05 per share) compared to $33.2 million ($0.19) per share for Q1 2012.

  Cash flow from operations was $29.0 million in Q1 2013, a decrease of $25.6 million when compared to Q1 2012.

  Gold produced and sold amounted to 36,355 ounces at an average realized price of $1,598 per ounce. In Q1 2012 58,918 ounces were sold at an average price of $1,605 per ounce.

  Cash production cost per ounce of gold sold during the quarter was $788 and total production cost including overhead, exploration, sustaining capital and taxes was $1,190 per ounce sold.

  Capital investments during the quarter amounted to $21.1 million.

Events Subsequent to March 31, 2013

  Made a cash prepayment of $10.1 million to settle 7,882 ounces under the Gold Prepayment Agreement.

  Reported new resource and reserve estimates for Phase I and Phase II.

Operating Activities

Mining

The following table sets out the materials mined and gold production in the first quarter of the year compared with the current year mine plan and Q1 2012:

	Actual Q1 2013	Mine Plan Q1 2013	Actual Q1 2012
Tonnes – ore	2,398,765	2,176,000	1,289,483
Au g/t	0.51	0.50	1.37
Tonnes Waste	5,995,026	6,125,000	2,262,038
Waste : Ore ratio	2.50	2.81	1.75
Au ozs poured	36,355	33,938	55,973

Tonnes of ore mined and the average ore grade mined during Q1 were slightly better than planned. During blast hole analysis material previously considered to be waste was determined to be ore resulting in fewer tonnes of waste being mined. Total material mined (ore and waste) averaged 93,264 tonnes per day (“tpd”) compared with 92,233 tpd planned.

Q1 2012 was the first quarter of commercial production for Phase I and total material mined averaged 39,461 tpd. During 2012 the mining fleet and processing plant were expanded to the capacity realized in Q1 2013. Mining activity in Q1 2012 was from a near surface high grade portion of the pit. Consequently, the ore grade was significantly higher than the grade realized for the balance of 2012 and Q1 2013. As the pit expands and deepens the natural mining sequence will cycle back to this high grade zone and as a result the average grade mined will vary from quarter to quarter. Management anticipates an average ore grade of 0.54 g/t Au for calendar 2013 with a quarterly range for the year of 0.47 g/t Au up to 0.61 g/t Au.

Gold Prepayment Agreement

During Q1 2013 the Company did not make any deliveries against the Gold Prepayment Agreement. In April, with the downturn in the US dollar gold price the Company made a cash prepayment of $10.1 million settling 7,882 ounces of the outstanding delivery obligations at an effective price of $1,276 per ounce. Additionally, 152 ounces of gold were produced offsite from smelting and refining exhausted activated carbon. These ounces were delivered in partial settlement of the prepayment obligations. There are no delivery requirements until February 2014. The remaining outstanding balance due by October 2014 under the agreement will range between 13,563 and 21,131 ounces of gold depending on the gold price on the delivery dates scheduled from February 2014 through October 2014. The terms and delivery requirements of the Prepayment Agreement are described in Note 14 of the Financial Statements.

Production Costs

It is common in the mining industry to report costs on a unit of metal produced or sold basis. Typically, gold mining companies have provided a cash cost of production per ounce of gold sold (or produced) in an effort to illustrate potential cash flow per ounce. There was no generally accepted definition or methodology for determining cash cost and, as a result, comparisons between and among producing mines and companies was difficult. Following is Rio Alto’s presentation of cash production and total production cost per ounce and reconciliation of such measures to the Financial Statements.

Cash production cost and total production cost per ounce by expenditure type for the 36,355 ounces of gold sold for the quarter ended March 31, 2013 was:

Item	(000’s)	Per Oz
Labour costs	$4,052	$111
Materials	12,061	332
Equipment	5,918	163
Mining services	4,906	135
Worker profit share	1,701	47
Cash production cost	$28,638	$788

Under Peruvian law workers are entitled to a profit share (8%) of a company’s income before income tax. This cost is considered to be an employee benefit and is included in cost of sales.

Total production cost for the quarter ended March 31, 2013 was:

Item	(000’s)	Per Oz
Cash production costs	$28,638	$788
Selling, general & admin	1,278	35
Exploration	1,724	47
Sustaining capital	4,320	119
Taxes	7,313	201
Total production cost	$43,273	$1,190

Exploration expenses are primarily for the La Colorada gold oxide target. Sustaining capital includes $3,942 for leach pad development, $2,218 for various infrastructure projects, $940 for community relations projects and $570 for resource definition drilling for a total of $7,670 of which $3,350 are included in trade payables. Taxes include Special Mining Tax of $728, Peru Government Royalty of $716 and income taxes of $5,869. Taxes are attributable to Q1 2013 gold sales; are included within taxes payable at March 31, 2013 and will be paid starting in Q2 2013.

Cash production cost and total production cost per ounce by functional area for the 36,355 ounces of gold sold for the quarter ended March 31, 2013 compared to guidance for calendar 2013 was:

Item	(000’s)	Per Oz	2013 Guidance	Difference
Mining	$17,589	$484	$326	$158
Processing	3,977	109	77	32
Other direct costs	3,261	90	23	67
Worker profit share	1,701	47	72	(25)
Mining contractor charges	2,110	58	44	14
Cash production costs	$28,638	$788	$543	$245

Item	(000’s)	Per Oz	2013 Guidance	Difference
Cash production costs	$28,638	$788	$543	$245
Selling, general and admin	1,278	35	175	(140)
Exploration	1,724	47	50	(3)
Sustaining capital	4,320	119	131	(12)
Taxes	7,313	201	337	(137)
Total production costs	$43,273	$1,190	$1,236	$(46)

Worker profit share is derived from pre-tax income and for mine cost and productivity evaluation it should be excluded. Excluding worker profit share of $47 from cash production costs per ounce results in a $270 per ounce unfavourable Q1 2013 to 2013 guidance comparison. This is due in part to volume as the annual guidance was based on a denominator of 200,181 ounces or 50,045 ounces of gold per quarter compared to Q1’s production of 36,355 ounces. Guidance, excluding $72 per ounce for workers’ profit share, was for cash production costs of $471 per ounce. At $471 per ounce the 36,355 ounces produced would have cost $17,123 which compares to an actual cost amount of $26,937 resulting in a difference of $9,814 due to cost increases, cost reclassifications or inefficiencies. For Q1 there were reclassifications of mine management and supervisor costs amounting to $2,481 and mining contractor charges of $2,110 from selling and general admin to mine operations. Also during Q1 the Company purchased $3,814 of consumable spare parts inventory leaving approximately $1,409 of cost overruns attributable to cost increases or inefficiencies.

In early April, Management accessed this situation and constituted a team to investigate mining and all other operating costs to eliminate unnecessary spending and identify areas where efficiencies and savings could be realized.

Cash and total production costs are developed from the Company’s information systems in a manner somewhat different than the procedures used to prepare the Financial Statements. Following is a reconciliation of cash and total production costs, used in the cost per ounce sold presentation, to the Financial Statements.

	Financial Statements	Accounting	Cash
Mineral Inventory	Dec. 31, 2012 note 11	$8,998	$8,998
Less: amortization included in inventory	Dec. 31, 2012 note 8		(504)
Inventory - opening		8,998	8,494
Costs incurred Q1 2013		36,224	36,224
Less: Production related trade payables	March 31, 2013 note 12		(3,177)
Costs incurred Q1 2013		36,224	33,047
Mineral Inventory	March 31, 2013 note 8	16,029	16,029
Less: Amortization included in inventory	March 31, 2013 note 5		(3,206)
Inventory – closing		16,029	12,823

Cost of sales		$29,193	$28,718
Less: Silver revenue			(80)
Cash production costs			$28,638

Total cash production costs per ounce of gold sold are determined as:

	Financial Statements	Accounting	Cash
Cash production costs			$28,638
Selling, general and admin	March 31, 2013 Statement of net income	$1,278	1,278
Exploration	March 31 2013 Statement of net income	1,724	1,724
Purchase of property, plant and equipment	March 31 2013 Statement of cash flows	13,918
Mineral property expenditures – Phase II	March 31 2013 Statement of cash flows	5,002
		18,920
Less: Capital related trade payables	March 31, 2013 note 12	(14,600)
Cash sustaining capital expenditures		4,320	4,320
Taxes	March 31, 2013 Statement of net income	7,014
Add: Increase in deferred tax asset		447
Less: Foreign exchange adjustments		(148)
Taxes		7,313	7,313

Total production costs			$43,273

Expansion Capital

During Q1 the Company invested $10,560 on expansion projects. These included work on the third phase of the leach pad ($2,716), work on waste dump two ($2,563), Phase II drilling and test work ($1,944), Phase II property acquisition and development expenditures of $3,033 and process plant improvements of $304. At March 31, 2013 these amounts were included in trade payables and discharged in April and May 2013.

Results of Operations

The following table provides selected quarterly financial information:

		December	September			December
	March 31,	31,	30,	June 30,	March 31,	31,	August 31,	May 31,
	2013	2012	2012	2012	2012	2011	2011	2011

Revenue	$58,160	$82,198	$60,924	$78,789	$94,594	$-	$-	$-
Total assets	346,942	353,481	320,275	290,156	260,200	196,534	166,287	157,944
Working capital	53,045	55,600	47,457	66,498	60,931	35,050	7,739	20,337
Shareholders’ equity	236,986	227,582	198,223	184,518	152,365	115,309	102,090	112,036
Net Income/(loss)	8,084	26,796	10,804	29,640	33,178	9,715	(10,263)	(1,377)
Basic Income/(loss) per share	0.05	0.16	0.06	0.17	0.19	0.00	(0.06)	(0.01)
Diluted Income/(Loss) per share	0.04	0.16	0.06	0.16	0.18	0.00	(0.06)	(0.01)

The Company had a net income of $8,084 for the quarter ended March 31, 2013, compared to an income of $33,178 for the quarter ended March 31, 2012. The decrease is primarily due to fewer ounces of gold sold in Q1 2013 than in Q1 2012 as well as a higher amortization expense.

Gross profit from operations was $17,968 in the three months ended March 31, 2013 compared to $63,813 for the three months ended March 31, 2012.

La Arena sold 36,355 ounces of gold and recognized sales revenues of $58,160. Revenue included cash sales of 36,355 ounces of gold at an average price of 1,600 per ounce for $58,080. There were no settlements under the Gold Prepayment during the quarter ended March 31, 2013. La Arena also had $80 in silver revenue related to 3,660 ounces of silver sold at $22 per ounce.

General and administration costs

General and administrative costs were $1,278 for the quarter ended March 31, 2013 compared to $2,031 for the quarter ended March 31, 2012. General and administrative costs are comprised of costs in the Vancouver office that provide services related to public company management and administration. Costs incurred in the Lima office are charged to cost of sales, as the Lima office supports the La Arena mine. The table below shows G & A costs for the quarter ended March 31, 2013 compared to the quarter ended March 31, 2012:

	For the three months	For the three months
	ended March 31, 2013	ended March 31, 2012
Share-based compensation	$583	$1,215
Salaries and bonuses	302	222
Office and miscellaneous	90	61
Directors’ fees	88	63
Professional fees	58	113
Travel	58	76
Regulatory and transfer agent fees	46	226
Investor relations	44	38
Amortization	9	17

	$1,278	$2,031

The decrease in general and administration expenses in the quarter ended March 31, 2013 of $1,278 compared to $2,031 for the period ended March 31, 2012 is due primarily to a decrease in stock based compensation and regulatory and transfer agent fees. Stock-based compensation expense was $583 for the quarter ended March 31, 2013 compared to $1,215 in the quarter ended March 31, 2012. Stock based compensation is comprised of the amortization of the fair value of granted options over the vesting period. The decrease in regulatory and transfer agent fees was due to a $196 charged in the quarter ended March 31, 2012 upon the Company’s moving from the TSXV to the TSX. There were no other significant variances from the quarter ended March 31, 2013 to the quarter ended March 31, 2012.

Other expense/income items

Other expense/income items amounted to a gain of $132 during the quarter ended March 31, 2013 compared to a loss during the quarter ended March 31, 2012 due to an unrealized gain of $733 on the Purchase Agreement, offset by accretion expense related to the asset retirement obligation at the La Arena Gold Mine, as well as insurance expenses and foreign exchange loss.

		(000’s)

	For the quarter	For the quarter
	ended March 31,	ended March 31,
	2013	2012
Unrealized gain (loss) on derivative liability	$733	$(360)
Accretion of asset retirement obligation	(387)	(415)
Insurance expenses	(185)	(18)
Foreign exchange gain ( loss)	(28)	233
Other income (expense)	(1)	(125)

	$132	$(685)

An unrealized gain on the derivative liability of $733 was recognized as a fair value adjustment of the derivative liability in the quarter ended March 31, 2013 compared to an unrealized loss of $360 in the quarter ended March 31, 2012. The derivative liability relates to the Purchase Agreement described in Note 14 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The economic reality is that when the price of gold increases the Company and its shareholders should benefit despite increases in the fair value of the derivative liability. At March 31, 2013 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 324,000 ounces. As the number of ounces available for purchase decreases, the impact of the gain or loss on the derivative liability will be lower.

The Company’s current reclamation and closure plan for the La Arena Gold Mine was approved by the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted results in the asset retirement obligation. The accretion related to this obligation was $387 for the quarter ended March 31, 2013. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025.

Insurance expense increased as a result of amortizing the cost of prepaid reinsurance fees and set up costs for the Company’s insurance subsidiary.

A foreign exchange loss of $28 was recognized in the quarter ended March 31, 2012 compared to a foreign exchange gain of $233 in the three months ended March 31, 2013. The foreign exchange loss for the quarter ended March 31, 2013 was due to the depreciation of the US dollar against the Peruvian Sol.

Other income (expense) consists of interest expense on the Company’s $3,000 of long-term debt partially offset by interest income on term deposits and a gain on the sale of a vehicle.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the board of directors review and approve planned expenditures. Management believes that the ability to fund operations through cash generated from operations is sufficient to meet sustaining capital and operating requirements. Completion of the feasibility study for the copper-gold deposit will be funded from the Company’s working capital. Development of Phase II may, depending on the timing of the expenditures, require additional financing.

The Company’s cash receipts are from the sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined, metal recovered and the price of metals. Depending on the price of metals and other factors, the Company may determine that it is impractical to continue production. Metals prices have fluctuated widely in recent years and are affected by factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, sales or accumulation of metal reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s total production cost and remains at such levels for a sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects at one or more of its properties.

The Company’s cash balance at March 31, 2012 was $47,364 which was an increase of $8,751 from the financial period ended December 31, 2012. Working capital of $53,045 (including the IGV receivable of $29,070) at March 31, 2013 decreased by $2,555 from $55,600 at December 31, 2012 due to an increase in accounts payables.

At March 31, 2013 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

		Peru	Canada		Barbados	Total
Cash	$		$398	$		$43,286
		33,598			9,290
Deposits at 0.79%		-			-	76
			76
Deposits at 1.15%			-		-	4,002
		4,002
		$37,600	$474		$9,290	$47,364

The increases in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Cash generated from operating activities were $28,969 in the quarter ended March 31, 2013 compared to $54,582 in the quarter ended March 31, 2012. The cash from operating activities generated in the quarter ended March 31, 2013 stems from net earnings of $8,084 adjusted for non-cash items, totaling $10,994 and changes in non-cash working capital of $9,954. The non-cash items include amortization of $11,008 stock-based compensation of $583, an unrealized loss on other financial assets of $202, and accretion of the asset retirement obligation of $387, which were partially offset by an unrealized gain on deferred revenue of $733 and recognition of deferred income tax assets of $448. There was also reclamation expenditures of $63 paid during the quarter ended March 31, 2013.

During the quarter ended March 31, 2012, the Company had income of $33,178 which after adjusting for non-cash items of $4,416 resulted in cash outflows before changes in non-cash working capital of $16,988 which included $26,516 in taxes payable and $1,431 in accounts payable and accrued liabilities, offset by $5,093 charged to inventory, which, along with development expenditures caused a $6.034 increase in IGV receivable.

Under Peruvian law the Impuesto General a las Ventas (“IGV”) is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. Once the Company exports mineral production and files the necessary tax statements, it will be eligible for refunds of IGV. At March 31, 2013, the Company has an IGV receivable of $29,070 (December 31, 2012 -$60,286). The decrease is due to approximately $38,400 received in March 2013.

Financing Activities:

Net cash received from financing activities during the quarter ended March 31, 2013 was $737 compared to $2,663 in the quarter ended March 31, 2012.

In the quarter ended March 31, 2013, proceeds of $700 were received on conversion of 336,720 common share purchase warrants and $37 were received on the exercise of 12,000 stock options.

In the three months ended March 31, 2012 proceeds of $2,200 were received on the conversion of 1,094,340 common share purchase warrants and $462 were received on shares issued upon the exercise of 486,033 stock options.

Investing Activities:

During the quarter ended March 31, 2013, net cash of $20,955 was used in investing activities. In the quarter ended March 31, 2012, investing activities used net cash of $12,357.

There was a decrease of $1,852 in restricted cash, due to a decrease in the letter of credit posted by the Company as a partial guarantee of its mine closure obligations. The Company also invested $199 in Santa Barbara Resources Inc.

The remainder of the investing activities in the quarter ended March 31, 2013 were to principally further develop the La Arena Project. Additions to plant and equipment were $13,918. Additions to mineral properties were $5,002.

The investing activities in the quarter ended March 31, 2012 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $9,904. Additions to mineral properties were approximately $3,500 of which $2,453 was paid in cash, and $1,000 was a non-cash addition.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investment in Duran Ventures Inc. and investment in Santa Barbara Resources Inc.), accounts payable and accrued liabilities, due to related parties, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, long-term debt and due to related parties are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 7 to the Financial Statements and consist of shares and warrants in Duran and Santa Barbara and are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value (trading price on the TSXV) and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 14 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At March 31, 2013, the Company’s working capital of $53,045 was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments, as summarized above in Commitments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (Note 15 to the financial statements). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Accounting Estimates

Management makes judgements in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgements and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2012.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates possible property acquisitions and may in the future enter into a transaction.

Events subsequent to March 31, 2013

Subsequent to March 31, 2013, the Company delivered 152 ounces of gold in partial settlement of the Prepayment Agreement (Financial Statements note 14(a)), as well as a cash payment of $10,100 to settle 7,882 notional ounces of the Prepayment Agreement. The delivery of gold and cash payment fulfilled obligations through January 2014 and partially fulfilled the February 2014 obligation.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares, Warrants and Options

As at the date of this MD&A, the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2012	175,536,962
Exercise of stock options	12,000
Conversion of warrants	336,720
Total as at March 31, 2013	175,885,682
Exercise of stock options	Nil
Total as at May 14, 2013	175,885,682

Number of Warrants	Conversion Price	Expiry Date
Nil	n/a	n/a

		Weighted
	Number of	Average
Number of	Underlying	Exercise
Options	Shares	Price (C$)	Grant Date	Date of Expiry
1,522,500	1,522,500	$0.30	July 24, 2009	July 24, 2014
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
205,000	205,000	$2.39	March 11, 2011	March 11, 2016
2,721,750	2,721,750	$3.08	November 18, 2011	November 16, 2016
925,000	925,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
7,884,250	7,884,250	$2.44

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Corporation's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Corporation.

As at March 31, 2013, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Corporation was made known to senior management by others and information required to be disclosed by the Corporation in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at March 31, 2013 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Corporation used the Internal Control –Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Corporation's ICFR as of March 31, 2013. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the quarter ended March 31, 2013, there were no changes to the Corporation's ICFR that materially affected, or are reasonably likely to materially affect, the Corporation's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated April 2, 2013 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGO’s") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGO’s have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGO’s may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2013 gold production guidance, cost and capital spending guidance included in this MD&A. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.